UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 22)*
                                (Final Amendment)

                               The Clorox Company
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   189054 10 9
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                             William A. Groll, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                City Place House
                              55 Basinghall Street
                                 London EC2V 5EH
                                 44-207 614 2200

 -------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                November 22, 2004
            ---------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 189054 10 9
                                  SCHEDULE 13D

   1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            HC Investments, Inc.

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  |_|
                                                                       (b)  |_|

    3       SEC USE ONLY

    4       SOURCE OF FUNDS*

            N/A

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

       NUMBER OF              7        SOLE VOTING POWER
        SHARES
      BENEFICIALLY                     None
       OWNED BY
     EACH REPORTING           8        SHARED VOTING POWER
        PERSON
         WITH                          None

                              9        SOLE DISPOSITIVE POWER

                                       None

                              10       SHARED DISPOSITIVE POWER

                                       None

      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            None

      12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

      13    PERCENT OF CLASS REP ESENTED BY AMOUNT IN ROW (11)

            0%

      14    TYPE OF REPORTING PERSON*

            CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 189054 10 9
                                  SCHEDULE 13D

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Henkel KGaA

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  |_|
                                                                       (b)  |_|

    3       SEC USE ONLY

    4       SOURCE OF FUNDS*

            N/A

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Germany

       NUMBER OF              7        SOLE VOTING POWER
        SHARES
      BENEFICIALLY                     None
       OWNED BY
     EACH REPORTING         8          SHARED VOTING POWER
        PERSON
         WITH                          None

                              9        SOLE DISPOSITIVE POWER

                                       None

                              10       SHARED DISPOSITIVE POWER

                                       None

      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            None

      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*

      13    PERCENT OF CLASS REP ESENTED BY AMOUNT IN ROW (11)

            0%

      14    TYPE OF REPORTING PERSON*

            CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  This Amendment No. 22 (this "Amendment") amends and supplements the Schedule 13D filed on August 14, 1974, as previously amended (the "Schedule 13D"), initially of Henkel Corporation (as successor by merger to Henkel Inc.), with respect to the Common Stock, par value $1.00 per share ("Common Stock"), of The Clorox Company ("Clorox" or the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4.           Purpose of Transaction.
                  ----------------------

                  On November 22, 2004 (the "Closing Date"), Henkel KGaA ("KGaA") and HC Investments, Inc. ("HCI"), a wholly-owned subsidiary of KGaA, successfully completed the previously disclosed Exchange. Under the terms of the Exchange, HCI exchanged all 61,386,509 shares of Common Stock then held by it for all of the stock of Splitco, Inc., a wholly-owned subsidiary of the Company ("Splitco"). At the time of the Exchange, Splitco held the Company's Soft Scrub and Insecticides businesses (including 100% of the common stock of Clorox Korea Ltd.), the Company's entire 20% equity interest in Henkel Iberica S.A. and an amount of additional cash equal to approximately $2.1 billion.

                  As a result of the Exchange, Henkel no longer holds any Common Stock and, as of the Closing Date, Henkel's three representatives on the Board of Directors of the Company resigned and Henkel and Clorox terminated the Agreements and the Share Repurchase Agreement previously described in the
Schedule 13D. Accordingly, this Amendment No. 22 constitutes the final amendment to the Schedule 13D.

Item 6.           Contracts, Arrangements, Understandings or Relationships with
                  -------------------------------------------------------------
                  Respect to Securities of the Issuer.
                  -----------------------------------

                  As a result of the consummation of the Exchange, the Agreements between Henkel and Clorox filed as Exhibits 1, 3, 7 and 8 to the
Schedule 13D and the Share Repurchase Agreement between HCI and Clorox filed as
Exhibit 13 to the Schedule 13D have been terminated.

                                    Signature

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  November 22, 2004


                                        Henkel KGaA



                                        By:  /s/ Franz-Josef Acher
                                           -----------------------------
                                            Franz-Josef Acher
                                            General Counsel



                                        By:  /s/ Thomas-Gerd Kuhn
                                           -----------------------------
                                            Thomas-Gerd Kuhn
                                            Associate General Counsel


                                        HC Investments, Inc.



                                        By:  /s/ James E. Ripka
                                           -----------------------------
                                            James E. Ripka
                                            Chairman and President

                                 Exhibit Index

Exhibit 1 1974 Agreement between Henkel and Clorox (previously filed as an Exhibit to Amendment No. 10 to the Schedule 13D)

Exhibit 2 1978 Agreement between Henkel and Clorox (previously filed as an Exhibit to Amendment No. 10 to the Schedule 13D)

Exhibit 3 1981 Agreement between Henkel and Clorox (previously filed as an Exhibit to Amendment No. 10 to the Schedule 13D)

Exhibit 4 Letter of Intent between Henkel and Clorox (previously filed as an Exhibit to Amendment No. 10 to the Schedule 13D)

Exhibit 5 Purchase Agreement between Henkel and Clorox (previously filed as an Exhibit to Amendment No. 11 to the Schedule 13D)

Exhibit 6 Purchases of shares of Common Stock from September 24, 1981 through March 30, 1984 (previously filed as an Exhibit to Amendment No. 12 to the Schedule 13D)

Exhibit 7 1986 Agreement between Henkel and Clorox (previously filed as an Exhibit to Amendment No. 13 to the Schedule 13D)

Exhibit 8 1987 Agreement between Henkel and Clorox (previously filed as an Exhibit to Amendment No. 14 to the Schedule 13D)

Exhibit 9 Purchases of shares of Common Stock from April 1, 1984 through March 15, 1988 (previously filed as an Exhibit to Amendment No. 15 to the Schedule 13D)

Exhibit 10 Purchases of shares of Common Stock from March 16, 1988 through June 15, 1988 (previously filed as an Exhibit to Amendment No. 16 to the Schedule 13D)

Exhibit 11 Purchases of shares of Common Stock from June 16, 1988 through August 1, 1988 (previously filed as an Exhibit to Amendment No. 17 to the Schedule 13D)

Exhibit 12 Purchases of shares of Common Stock from August 2, 1988 through October 30, 1990 (previously filed as an Exhibit to Amendment No. 18 to the Schedule 13D)

Exhibit 13 Share Repurchase Agreement between HCI and Clorox dated July 16, 2003 (previously filed as an Exhibit to Amendment No. 21 to the Schedule 13D)

Exhibit 14 Share Exchange Agreement among KGaA, HCI and Clorox dated October 6, 2004 (previously filed as an Exhibit to Amendment No. 21 to the Schedule 13D)